A Special Meeting of Shareholders ("Special Meeting") of the Fund was held on February 21, 1997 pursuant to notice given to all shareholders of record at the close of business on January 8, 1997. At the Special Meeting, shareholders approved an Agreement and Plan of Conversion and Liquidation providing for the The Rockwood Growth Fund, Inc. to reorganize into Rockwood Fund, Inc., a newly formed Maryland corporation with 31,950 shares voting in favor of the reorganization, 159 shares voting againist the reorganization, and 590 shares abstaining. According, effective February 28, 1997, The Rockwood Growth Fund, Inc. an Idaho corporation, reorganized into Rockwood Fund, Inc., a Maryland corporation.